Southport Acquisition Corporation
1745 Grand Avenue
Del Mar, California 92014

January 23, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, NE
Washington, D.C.   20549

Attention:	Frank Knapp Jennifer Monick

Re:	Southport Acquisition Corporation Form 10-K for the Fiscal Year Ended December 31, 2021 Filed March 31, 2022 File No. 001-41150

Dear Mr. Knapp and Ms. Monick:

This letter sets forth the response of Southport Acquisition Corporation (“Southport”) to the comment of the Staff (the “Staff”) of the Division of Corporation Finance, Office of Real Estate & Construction, of the U.S. Securities and Exchange Commission (the “SEC”) set forth in its letter, dated December 15, 2022, with respect to the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on March 31, 2022.

For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by Southport’s response.

U.S. Securities and Exchange Commission

January 23, 2023

Form 10-K for the Fiscal Year Ended December 31, 2021

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

Response: Southport acknowledges the Staff’s comment and confirms that its sponsor, Southport Acquisition Sponsor LLC, is not, is not controlled by, and does not have substantial ties with, a non-U.S. person. As a result, Southport is not including any sample disclosure in its response.

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U.S. Securities and Exchange Commission

January 23, 2023

If you have any questions regarding this letter, please do not hesitate to contact Southport’s legal counsel, Matthew M. Guest at (212) 403-1341 or by email at MGuest@wlrk.com, or Raaj S. Narayan at (212) 403-1349 or by email at RSNarayan@wlrk.com.

Very truly yours,

/s/ Jeb Spencer
Jeb Spencer, Chief Executive Officer

cc:	Matthew M. Guest, Wachtell, Lipton, Rosen & Katz Raaj S. Narayan, Wachtell, Lipton, Rosen & Katz